PRESS RELEASE

ASANKO GOLD ANNOUNCES Q1 2019 PRODUCTION RESULTS

Vancouver, British Columbia, April 4, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces production results for the first quarter (“Q1”) 2019 from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko. All dollar figures are US$ unless otherwise stated.

AGM Q1 Highlights (100% basis):

•Produced 60,425 ounces of gold

•Mined 1.51 million tonnes (“Mt”) of ore, including 0.39Mt of ore from the Esaase pit

•Processed 1.22Mt of ore with an average gold grade of 1.6 grams per tonne (“g/t”)

•Continued strong safety performance with no lost time injuries during the quarter

“The AGM had a solid start to the year with over 60,000 ounces produced in Q1 despite this quarter containing seven less operating days due to a change in our production calendar to bring it into line with Gold Fields.  As a result, we are well on track to achieve our 2019 annual guidance of 225,000 to 245,000 ounces” commented Peter Breese, President and Chief Operating Officer.  “We are pleased with the ramp up of the mining and trucking operation at Esaase and are now mining at the planned mining rates of 350,000 - 450,000 tonnes per month.  We expect to continue with our development timetable at Esaase with some key infrastructure projects set to commence this quarter.”

Health and Safety

There were no lost time injuries (“LTI”) reported during the quarter. As at March 31, 2019, the mine achieved over two years without an LTI.

Production
During the quarter, the AGM sourced ore predominantly from the Nkran, Esaase and Dynamite Hill pits with minor amounts of ore coming from Akwasiso and Nkran Extension. At Nkran, waste mining operations focussed on the western pushback, which is scheduled for substantial completion in Q3 2019. During the quarter 3.84Mt of waste and 0.80Mt of ore at a gold grade of 1.4 g/t were mined from the Nkran pit. The Esaase pit delivered 0.39Mt of ore at a gold grade of 1.3 g/t with 0.78Mt of waste mined.

The processing plant milled 1.22Mt at a gold grade of 1.6 g/t during the quarter with metallurgical recovery averaging 93%.

In order to align the AGM reporting schedule with the  JV partner’s corporate schedule, the timing to close the reporting period was moved to the seventh calendar day prior to quarter end.  As a a result, the first quarter of 2019 had only 83 days of production, instead of the normal 90 days.  This is a once-off timing adjustment that will also affect the annual production numbers.  However, the Company remains on track to deliver its annual production guidance for 2019 of 225,000 to 245,000 ounces of gold.

AGM Key Production Statistics (100% basis)	Units	Q2 2018	Q3 2018	Q4 2018	Q1 2019
Total Tonnes Mined	000 t	10,759	10,814	9,740	8,088
Waste Tonnes Mined	000 t	9,814	9,084	8,370	6,584
Ore Tonnes Mined	000 t	945	1,730	1,370	1,505
Strip Ratio	W:O	10.4:1	5.3:1	6.1:1	4.4:1
Average Gold Grade Mined	g/t	1.5	1.4	1.5	1.4
Ore Treated	000 t	1,374	1,299	1,238	1,224
Gold Feed Grade	g/t	1.4	1.6	1.6	1.6
Gold Recovery	%	94	94	95	93
Gold Produced	oz	53,501	61,599	59,823	60,425

Esaase Operations

Mining and ore trucking operations at the Esaase pit commenced during the quarter and mining operations ramped up to expected levels of 350,000 to 450,000 tonnes per month of ore and waste.  Ore mined during the quarter was hauled approximately 25km to the processing plant on a temporary trucking arrangement.  A formal contract has been awarded for ore haulage as of April 1, 2019.

Key infrastructure projects are expected to commence in the second quarter of 2019 including the commencement of the Tetrem village relocation.  Overall development expenditure on Esaase in 2019 is expected to be $16 million.

Sales and Liquidity

Gold production for the quarter was 60,425 ounces with gold sales of 53,421 ounces at an average realized price of US$1,311 per ounce, generating gold sales revenue of $69.0 million for the JV. At the end of the quarter, the JV held approximately $30.5 million in unaudited cash and immediately convertible working capital balances.

The Company held $8.7 million in unaudited cash at the quarter end, and is scheduled to receive a further $20 million in cash related to the JV transaction upon the completion of specific Esaase development milestones or, at the latest by December 31, 2019.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Alex Buck – Manager, Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com	Andrew J. Ramcharan – SVP, Corporate Development & IR Toll-Free (N.America): 1-855-246-7341 Telephone: +1 647 309 5130 Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.